UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-36397

Weibo Corporation

(Registrant’s Name)

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road

Chaoyang District, Beijing 100027

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On March 1, 2023, Weibo Holding (Singapore) Pte. Ltd., our wholly owned subsidiary, entered into certain share purchase agreement with ShowWorld Holding Limited, an indirect subsidiary of SINA Corporation, pursuant to which Weibo Holding (Singapore) Pte. Ltd. agrees to purchase all equity interests in ShowWorld HongKong Limited, a wholly-owned subsidiary of ShowWorld Holding Limited and an entity holding 332,615,750 shares of INMYSHOW Digital Technology (Group) Co., Ltd. (“INMYSHOW”) for an aggregate consideration of approximately RMB2.16 billion in cash, payable in U.S. dollar. INMYSHOW is a Shanghai Stock Exchange-listed company (SSE: 600556).

Immediately following the consummation of this proposed transaction and together with our existing shareholding in INMYSHOW, we will in the aggregate beneficially own 480,342,364 shares of INMYSHOW, representing approximately 26.57% of its total issued shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEIBO CORPORATION

Date: March 1, 2023	By:	/s/ Fei Cao
Fei Cao
Chief Financial Officer

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